Exhibit 99.2
CHINA GERUI ADVANCED MATERIALS GROUP LIMITED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS ANNUAL MEETING OF MEMBERS – NOVEMBER 5, 2014 AT 10 AM, CHINA TIME
CONTROL ID:
REQUEST ID:

The undersigned shareholder of CHINA GERUI ADVANCED MATERIALS GROUP LIMITED, a British Virgin Islands company (the “Company”), acknowledges receipt of the Notice of Annual Meeting of Members and Proxy Statement, dated September 26, 2014, and hereby constitutes and appoints Mr. Mingwang Lu and Mr. Edward Meng, or either of them acting singularly in the absence of the other, with full power of substitution in either of them, the proxies of the undersigned to vote with the same force and effect as the undersigned all the Company’s Ordinary Shares which the undersigned is entitled to vote at the 2014 Annual Meeting of Members to be held on November 5, 2014, and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said proxies may do or cause to be done by virtue thereof with respect to the following matters:

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

VOTING INSTRUCTIONS
If you vote by phone, fax or internet, please DO NOT mail your proxy card.

MAIL:	Please mark, sign, date, and return this Proxy Card promptly using the enclosed envelope.
FAX:	Complete the reverse portion of this Proxy Card and Fax to 202-521-3464.
INTERNET:	https://www.iproxydirect.com/CHOP
PHONE:	1-866-752-VOTE(8683)

ANNUAL MEETING OF THE MEMBERS OF CHINA GERUI ADVANCED MATERIALS GROUP LIMITED			PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: ☒

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Proposal 1		à	FOR ALL	AGAINST ALL	FOR ALL EXCEPT
	Election of Directors:		☐	☐
	Harry Edelson				☐
	Yi Lu				☐	CONTROL ID:
REQUEST ID:

Proposal 2		à	FOR	AGAINST	ABSTAIN
	Approve the ratification of UHY Vocation HK CPA Limited as the Company’s accountant for fiscal year 2014.		☐	☐	☐

Proposal 3		à	FOR	AGAINST	ABSTAIN
	Authorize the Board of Directors to effect a share combination of all of the Company’s issued and outstanding ordinary shares, at a ratio not to exceed one-for-twenty.		☐	☐	☐

MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING: ☐
THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED; IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS LISTED ON THE FRONT OF THIS PROXY CARD. IN THEIR DISCRETION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING, INCLUDING (WITHOUT LIMITATION) THE ELECTION OF ANY PERSON TO THE BOARD OF DIRECTORS WHERE A NOMINEE NAMED IN THE PROXY STATEMENT DATED SEPTEMBER 26, 2014 IS UNABLE TO SERVE OR, FOR GOOD CAUSE, WILL NOT SERVE. THIS PROXY IS GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE BRITISH VIRGIN ISLANDS.

I (we) acknowledge receipt of the Notice of Annual Meeting of Members and the Proxy Statement dated September 26, 2014, and the 2013 Annual Report and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

MARK HERE FOR ADDRESS CHANGE   ☐ New Address (if applicable):
____________________________
____________________________
____________________________

IMPORTANT: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated: ________________________, 2014

Please sign, date and mail this proxy immediately in the enclosed envelope.				(Print Name of Shareholder and/or Joint Tenant)

(Signature of Shareholder)

(Second Signature if held jointly)